ASIARIM CORP.

AKA UN MONDE INTERNATIONAL LTD.

5689 Condor Place

Mississauga ON

L5V 2J4 Canada

Westagate Mall

February 9, 2022

Shih-Kuei Chen

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Asiarim Corp. (Un Monde International Ltd.)
Amendment No. 3 to Registration Statement on Form 10-12G Filed December 17, 2021 File No. 000-56328

Dear Mr. Chen:

Set forth below is the response for Asiarim Corp (Un Monde International Ltd)., a Nevada corporation (“Aisarim” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated January 13, 2022, with respect to our Amendment No. 3 to Registration Statement on Form 10-12(g) filed on December 17, 2021.

Amendment No. 3 to Registration Statement on Form 10-12G filed December 17, 2021

Introductory Comment, page ii:

1.        We note your response to comment number 1, as previously requested please disclose in Introductory Comment section your officers' and directors' ties to China/Hong Kong, as well as the likely associated risks to the Company from the Chinese government's oversight.

Response:

The following language was inserted:

……. and are citizens of China.

China’s legal system is substantially different from the legal system in the United States and may raise risks and uncertainties concerning the intent, effect, and enforcement of its laws, rules, and regulations, including those that protect investor’s rights.

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Legal claims, including federal securities law claims, against China-based Issuers, or their officers, directors, and gatekeepers, may be difficult or impossible for investors to pursue in U.S. courts. Even if an investor obtains a judgment in a U.S. court, the investor may be unable to enforce such judgment, particularly in the case of a China-based Issuer, where the related assets or persons are typically located outside of the United States and in jurisdictions that may not recognize or enforce U.S. judgments. If an investor is unable to bring a U.S. claim or collect on a U.S. judgment, the investor may have to rely on legal claims and remedies available in China or other overseas jurisdictions where the China-based Issuer may maintain assets. The claims and remedies available in these jurisdictions are often significantly different from those available in the United States and difficult to pursue. An investor could lose their entire investment and incur legal costs if unable to enforce their judgment.

2.        Please revise to clarify your statement “The revised Chinese regulations have not ruled on for our industry.” Also revise the next paragraph, on page iii, to clarify that the company is not currently providing services or products. Revise throughout the Form 10 as appropriate.

Response:

The following language was inserted:

The revised Chinese regulations have not ruled on for our industry…..sentence was deleted.

Revised language on page iii…… We will subject to differing and sometimes conflicting laws and regulations in the various China jurisdictions when we implement our contemplated business plan.. Considerable uncertainties still exist with respect to the interpretation and implementation of existing laws and regulations governing our contemplated business activities. As we implement our contemplated business plan and expand into new cities or countries or as we add new products and services to our platform, we may become subject to additional laws and regulations that we are not subject to now. Existing or new laws and regulations could expose us to substantial liability, including significant expenses necessary to comply with such laws and regulations, and could dampen our growth, which could adversely affect our contemplated business and results of operations.

Revised language throughout to reflect our contemplated business plan and services.

3.        We note your response to comment 4. We reissue the comment in its entirety. Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response:

The following language was inserted in the Introductory Comment, page ii:

As of the current date, the Company does not have any subsidiaries or VIEs in China or other countries. The Company has not distributed any cash dividends or made any cash distributions.  The Company is not subject to restrictions and limitations on ability to distribute earnings from its businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

However, if the Company acquires a company based in China, the Company may be subject to China's foreign exchange regulations on distributions of earnings from businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China.

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Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the PRC State Administration of Foreign Exchange (“SAFE”), by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of PRC subsidiaries in China may be used to pay dividends. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, the Company needs to obtain SAFE approval to use cash generated from the operations of PRC subsidiaries to pay off respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped-up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting processes are put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents the Company from obtaining sufficient foreign currencies to satisfy foreign currency demands, the Company may not be able to pay dividends in foreign currencies to shareholders, including holders of the Company’s shares of Common Stock and Preferred Stock.

In addition, the PRC Enterprise Income Tax Law, or EIT, and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.”

4.        We note your response to comment 5 and the revised disclosures. Please provide a description of how, if you decide to adopt a VIE structure, cash will be transferred through your organization, and a disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements.

Response:

See response for Item 4 for details regarding transfer of cash.

5.        We note your response to comment 6. As previously requested, please disclose whether you are required to obtain any approvals to offer securities to foreign investors. Also disclose the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change, and you are required to obtain approval in the future.

Response:

The following language was revised:

The CRSC oversees China's nationwide centralized securities supervisory system, with the power to regulate and supervise securities issuers, as well as to investigate, and impose penalties for illegal activities related to securities and futures. Domestic companies that seek to offer and list securities in overseas markets shall fulfill the filing procedure with the securities regulatory agency under the State Council and report relevant information. Specific measures regarding the filing procedure shall be prescribed by the securities regulatory agency under the State Council.

ARMC may subject to CRSC rules and regulations if we acquire a company located in China. As such, we may be required to obtain CRSC approval to offer securities to foreign investors and would be subject to continued compliance. At this time, we have not implemented our contemplated business plan and are not required to obtain approval from CRSC.

If, in the future, we are required to obtain CRSC approval and we fail to complete the filing procedures, or become noncompliant, our business operations could be suspended and our stock could be worthless. In addition, the CRSC could deny us permission as an issuer to foreign investors if it is ruled that VIE’s are illegal.

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6.       We note the disclosure, on page v, regarding the potential lack of inspection by the PCAOB. Please revise your Introductory Comment section to address the Holding Foreign Companies Accountable Act, the risk that the PCAOB will not be able to inspect or fully investigate the auditor of a company targeted for an initial business combination, and how the HFCAA may impact the company.

Response:

See Comment 8 for revision of the PCAOB and HFCAA ruling and impact.

Item 1A. Risk Factors, page 4

7.        We note your references to the possible use of the VIE structure. Your disclosure should note, if true, that the agreements have not been tested in a court of law. Please revise where appropriate.

Response:

The following language was inserted in Item 1A. Risk Factors, page 4 and throughout disclosure.

The VIE agreement structure has not been tested in a court of law.

Risk Factors, page 4

8.        We note your response to comment 7. Please also revise to include a discussion of the amendments adopted by the SEC to finalize rules relating to the Holding Foreign Companies Accountable Act.

Response:

Our disclosure was revised to include the following language:

Our Auditor is U.S based and registered with the PCAOB so Our Company is Subject to PCAOB Inspections

The Holding Foreign Companies Accountable Act (“HFCAA”) became law in December 2020 and prohibits foreign companies from listing their securities on U.S. exchanges if the company has been unavailable for PCAOB inspection or investigation for three consecutive years.

The HFCAA requires the SEC to identify registrants that have retained a registered public accounting firm to issue an audit report where that registered public accounting firm has a branch or office that:

•	Is located in a foreign jurisdiction; and
•	The PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction
•	As reflected on the PCAOB's website, the PCAOB is currently unable to inspect or investigate accounting firms due to a position of the local authority in two jurisdictions: China and Hong Kong

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If our PCAOB auditor is unable to inspect the issuer's public accounting firm for three consecutive years, the issuer's securities are banned from trade on a national exchange or through other methods. The United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two years. As a result, our securities could be delisted rendering our stock worthless as a result of "non-inspection" by the PCAOB.

On December 2, 2021, the following amendments to the HCFAA were adopted by the Securities and Exchange Commission:

Consistent with the HFCAA, the final amendments require Commission-Identified Issuers to submit documentation to the SEC through the EDGAR system on or before its annual report due date that establishes that it is not owned or controlled by a governmental entity in its public accounting firm’s foreign jurisdiction. The final amendments also require a Commission-Identified Issuer that is also a “foreign issuer,” as defined in Exchange Act Rule 3b-4, to provide certain additional specified disclosures in their annual report for itself and its consolidated foreign operating entity or entities, including any variable-interest entity or similar structure that results in additional foreign entities being consolidated in the registrant’s financial statements.

The required disclosures include:

•	During the period covered by the form, the registered public accounting firm has prepared an audit report for the issuer;
•	The percentage of the shares of the issuer owned by governmental entities in the foreign jurisdiction in which the issuer is incorporated or otherwise organized;
•	Whether governmental entities in the applicable foreign jurisdiction with respect to that registered public accounting firm have a controlling financial interest with respect to the issuer;
•	The name of each official of the Chinese Communist Party who is a member of the board of directors of the issuer or the operating entity with respect to the issuer; and
•	Whether the articles of incorporation of the issuer (or equivalent organizing document) contains any charter of the Chinese Communist Party, including the text of any such charter.

The SEC will identify a registrant as a Commission-Identified Issuer as early as possible after the registrant files its annual report and on a rolling basis. The SEC will “provisionally identify” a registrant as a Commission-Identified Issuer on the SEC’s website at www.sec.gov/HFCAA. For 15 business days after this provisional identification, a registrant may email the SEC if it believes it has been incorrectly identified, providing evidence supporting its claim. After reviewing the information, the registrant will be notified whether the SEC will “conclusively identify” the registrant as a Commission-Identified Issuer.

If the registrant does not contact the SEC to dispute the provisional identification within 15 business days, the SEC will conclusively identify the registrant as a Commission-Identified Issuer. The SEC will publish a list on its website identifying Commission-Identified Issuers, indicating the number of years a Commission-Identified Issuer has been published on the list, and noting whether the Commission-Identified Issuer has been subject to any prior trading prohibitions.

CHJI could be subject to its securities being prohibited from trading. The enactment of the Accelerating Holding Foreign Companies Accountable Act would reduce the time before our securities may be prohibited from trading or delisted.

The HFCAA requires the SEC to prohibit the trading of the securities of certain Commission Identified Issuers on a national securities exchange or through any other method that is within the jurisdiction of the SEC to regulate, including through over-the-counter trading. As a result, the SEC will impose an initial trading prohibition on a registrant as soon as practicable after it is conclusively identified as a Commission-Identified Issuer for three consecutive years.

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If the SEC ends the initial trading prohibition and, thereafter, the registrant is again determined to be a Commission-Identified Issuer, the SEC will impose a subsequent trading prohibition on the registrant for a minimum of five years. To end an initial or subsequent trading prohibition, a Commission-Identified Issuer must certify that it has retained or will retain a registered public accounting firm that the PCAOB has determined it is able to inspect or investigate. To make that certification, the Commission-Identified Issuer must file financial statements that include an audit report signed by such a registered public accounting firm.

On December 16, 2021, the PCAOB issued a report on its determinations that the Board is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the People’s Republic of China (PRC), because of positions taken by PRC authorities in those jurisdictions. The Board made these determinations pursuant to PCAOB Rule 6100 which provides a framework for how the PCAOB fulfills its responsibilities under the Holding Foreign Companies Accountable Act (HFCAA).

Our auditor is in the United States and not subject to the HFCAA ruling. However, if we decide to engage an auditor whose office is located in mainland China and in Hong Kong, a Special Administrative Region of the People’s Republic of China, we will be subject to HFCAA

9.       We note your response to comment 9. As previously requested, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also clearly indicate the Chinese government’s significant oversight and discretion over the conduct of the business of any China-based company that you may target for a business combination. Finally, revise your risk factor “Risks Related to the Regulatory Environment” to clearly address in detail the recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers.

Response:

The following language was inserted in Item Risk Factors Page 4

Risks Related to Intervention of the Chinese Government

The Chinese government’s significant oversight and discretion over the conduct of the business of any China-based company that we may target, could hinder, or influence our operations at any time. If the Chinese government were to intervene in the target of a contemplated business combination it could result in a material change in our operations. If it were determined that the target is not compliant with Chinese law, we would be prevented from moving forward with our business plan. Such actions could significantly limit our ability to offer or continue to offer securities to investors and cause the value our securities to significantly decline or be worthless.

Risks Related to the Regulatory Environment

Language inserted…….. Regarding China based issuers, the Chinese government has made recent statements indicating the intent to exert more oversight and control over offerings that are conducted overseas and relating to foreign investment. The relevant PRC governmental authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. The approval and/or other requirements of the CSRC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.” We have not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CSRC or any other PRC governmental authorities.

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10.       We note your risk factors that “Our common stock is quoted on the OTC Markets …” and “Our stock trades below $5.00 per share.…” We also note your risk factors that “There is presently no public market for our securities” and “Our stock is not traded….” Please revise your disclosure to clearly indicate whether there is a market for your common stock. Revise your Form 10 as appropriate including your "Market information" section on page 19.

Response:

The following language was inserted:

We revised our disclosure throughout to indicate that our stock does trade but is thinly traded.

Security Ownership of Certain Beneficial Owners and Management, page 15

11.       Advise us who are the shareholders of the Mitex Group Ltd. and tell us if they are associated with the company’s officers and/or directors.

Response:

The following language was inserted:

*Ho Te Hwai is the control person for Mitex Group Ltd and not associated with the Company’s current officers and directors

Directors and Executive Officers, page 16

12.       Please revise the biographies of Ci Zhang, Bingqiang Xie, and Changjun Xue to clearly indicate the current positions held by them and the dates they started those positions. Please revise to clearly provide the disclosures required by Item 401 of Regulation S-K. Specifically address Item 401(e) of Regulation S-K along with dates for the noted positions held. Also clarify the association with One World along with the business it conducts.

Response:

The following language was added to the bios:

Ci Zhang, Chief Executive Officer (age 39)

Employment History:

CEO and Director of Un Monde International Ltd. - 10/2018 to Present
CEO of One World International School - 10/2018 to Present
Computer/Network Technician in Multi-Tech Computers - 2/2012 to 7/2018

Ci Zhang was appointed President, CEO, and Director of Asiarim Corp. on April 2, 2019. Mr. Zhang has more than 15 years of experience in the education and technology sectors. As a Cisco Certified Network (CCN) Professional, he combines extensive experience in network design and management with strong business management as well as student management, counselling and instructional skills.

As the CEO of Un Monde International Ltd. he has led the development of the school’s unique technology platform that integrates all school functions in a single cloud-based system that leverages the power of Artificial Intelligence and big data.

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One World International School is bilingual (Chinese and English) online education platform. Prior to One World, Mr. Zhang held multiple management positions at Multi-Tech Computer Systems in Hamilton, ON leading the design and implementation of computer and local area networks. Before Multi-tech, he served as an instructor teaching students Cisco Network CCN certification courses at Xincon College in Toronto, as well as an International Student Counselor advising on admission and program requirements.

After technical training at Cisco Systems in Beijing, Mr. Zhang obtained a Bachelor of Science form McMaster University in Hamilton, ON. He also holds certifications as a Cisco Certified Network Associate, Expert, and Professional as well as a Microsoft Systems Engineer.

Bingqiang Xie, Director (Age 25)

Employment History:

Director and Secretary of Un Monde International Ltd.– 10/2018 to Present
Director of Sales and Marketing of One World International School 10/2018 to Present
Student at St. Clair College – 9/2015 to 6/2018

Bingqiang Xie was appointed Secretary and Director of Asiarim Corp. on April 2, 2019. Mr. Xie is an award-winning software engineer and mechatronics engineer and a former international student at St. Lawrance College. Over the past eight years, Mr. Xie has participated in numerous projects, including developing a heads-up display for testing vehicles for General Motors, developing software for robotics and 3D-printing projects, security systems, wireless locks, and an image decoder.

Mr. Xie has utilized his engineering experience to assist in the development and continued improvement of the Un Monde International platform. As secretary, Mr. Xie is responsible for assuring the company stays in compliance with both regulatory and statutory requirements while also executing the decisions, resolutions and changes put forth by the corporation's Board of Directors. His excellent organizational skills make him well suited for this position.

Changjun Xue, Chief Financial Officer (age 55)

Employment History:

CFO, Treasurer and Director of Un Monde International - 10/2018 to Present

CFO of One World International School - 10/2018 to Present

Harbin Grain Exhange – 2013 to 2018
Consultant in the securities industry prior to 2013

Changiun Xue was appointed CFO, Treasurer, and Director of Asiarim Corp. on April 2, 2019. Mr. Xue has more than 30 years of experience as an executive and consultant in the securities industry and as a business lawyer. Prior to joining One World, Mr. Xue served as President and CEO of the Harbin Grain Exchange for five years after having held the vice-president position for two years. Harbin owns and operates an online spot grain-trading platform.

Before Harbin, he was a consultant to Aijian Securities, a securities firm headquartered in Shanghai that offers brokerage services, investment consulting, asset management, and investment banking. Xue’s work for Aijian followed 11 years as the Deputy General Manager of CITIC Securities, China's largest full-service investment bank. Prior to CITI, he was a lawyer with Shenzhen Business Law.

Mr. Xue has a Bachelor of Law degree from Renmin University of China in Beijing, and a Master of Business Administration degree from the China Europe International Business School (CEIBS). CEIBS is a member of EFMD, the largest international network association in the field of management development.

Mr. Xue’s experience in the legal and securities industry makes him a good fit for Un Monde International Ltd. in the pursuit of continued regulatory compliance.

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If you have any questions or comments concerning this response, please call Rhonda Keaveney, our company consultant, at (602) 793 -8058 or email Ms. Keaveney at Rhonda@smallcapcompliance.com.

Sincerely,

Asiarim Corp. Un Monde International Ltd.

	By:	/s/ Dr. Ci Zhang
Dr. Ci Zhang
Chief Executive Officer

cc:	Jimmy Lee

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